Exhibit 12.1

Pacific Continental Corporation

Exhibit 12—Ratio of Earnings to Fixed Charges

in (000)'s

April 1, 2016

	Year Ended December 31,
	2015	2014	2013	2012	2011
A. Fixed Charges
(a) interest expensed and capitalized	4,436	4,579	4,794	5,818	8,615
(b) amortization premiums, discounts and capitalized expenses to indebtedness	—	—	—	—	—
(c) an estimate of interest within rental expense	509	437	455	376	380
(d) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

	4,945	5,016	5,249	6,194	8,995

Deposit interest expense	3,314	3,252	3,389	4,059	6,544

B. Preference security Dividend	—	—	—	—	—

C. Earnings
(a) pre-tax income from continuing operations before adjustment for income or loss from equity investees	28,840	24,714	20,983	18,812	7,059
(b) fixed charges	4,945	5,016	5,249	6,194	8,995
(c) amortization of capitalized interest	—	—	—	—	—
(d) distributed income of equity investees	—	—	—	—	—
(e) pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

	33,785	29,730	26,232	25,006	16,054

less:
(a) interest capitalized	—	—	—	—	—
(b) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(c) noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

	33,785	29,730	26,232	25,006	16,054

Ratio of earnings to fixed charges:
Excluding interest on customer deposits	20.71	16.85	14.10	11.71	6.55
Including interest on customer deposits	6.83	5.93	5.00	4.04	1.78
Ratio of combined fixed charges and preference dividends to earnings:	N/A	N/A	N/A	N/A	N/A